Exhibit 99.3

Dun & Bradstreet Holdings, Inc.
Financial Statements
(Unaudited)

Dun & Bradstreet Holdings, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In millions, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	$585.2	$576.2	$1,165.0	$1,140.7
Cost of services (exclusive of depreciation and amortization)	242.4	220.1	470.2	444.2
Selling and administrative expenses	181.5	174.4	350.6	350.8
Depreciation and amortization	146.5	141.3	291.2	285.3
Restructuring charges	2.0	3.3	4.9	6.7
Operating costs	572.4	539.1	1,116.9	1,087.0
Operating income (loss)	12.8	37.1	48.1	53.7
Interest income	1.8	1.2	3.3	2.8
Interest expense	(50.3)	(59.0)	(103.2)	(144.3)
Other income (expense) - net	1.7	1.4	3.0	1.5
Non-operating income (expense) - net	(46.8)	(56.4)	(96.9)	(140.0)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates	(34.0)	(19.3)	(48.8)	(86.3)
Less: provision (benefit) for income taxes	(1.2)	(2.9)	(0.8)	(47.1)
Equity in net income of affiliates	0.2	0.7	0.6	1.6
Net income (loss)	(32.6)	(15.7)	(47.4)	(37.6)
Less: net (income) loss attributable to the non-controlling interest	(1.1)	(0.7)	(2.1)	(2.0)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$(33.7)	$(16.4)	$(49.5)	(39.6)

Basic earnings (loss) per share of common stock attributable to Dun & Bradstreet Holdings, Inc.	$0.08	$0.04	$(0.11)	$(0.09)
Diluted earnings (loss) per share of common stock attributable to Dun & Bradstreet Holdings, Inc.	$0.08	$0.04	$(0.11)	$(0.09)
Weighted average number of shares outstanding-basic	435.4	432.7	434.3	432.2
Weighted average number of shares outstanding-diluted	435.4	432.7	434.3	432.2
Other comprehensive income (loss), net of income taxes:
Net income (loss)	$(32.6)	$(15.7)	$(47.4)	$(37.6)
Foreign currency adjustments:
Foreign currency translation adjustments, net of tax (1)	$87.1	$(0.5)	$147.4	$(36.0)
Net investment hedge derivative, net of tax (2)	(44.9)	3.5	(60.8)	8.4
Cash flow hedge derivative, net of tax expense (benefit) (3)	(9.0)	(0.4)	(22.5)	4.3
Defined benefit pension plans:
Prior service credit (cost), net of tax expense (benefit) (4)	(0.1)	(0.2)	(0.2)	(0.3)
Net actuarial gain (loss), net of tax expense (benefit) (5)	(0.3)	(0.3)	(0.6)	(0.6)
Total other comprehensive income (loss), net of tax	$32.8	$2.1	$63.3	$(24.2)
Comprehensive income (loss), net of tax	$0.2	$(13.6)	$15.9	$(61.8)
Less: comprehensive (income) loss attributable to the non-controlling interest	(1.5)	(0.6)	(2.7)	(1.8)
Comprehensive income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$(1.3)	$(14.2)	$13.2	$(63.6)

(1) Tax Expense (Benefit) of $4.4 million and $(0.3) million for the three months ended June 30, 2025 and 2024, respectively. Tax Expense (Benefit) of $(1.1) million and $0.3 million for the six months ended June 30, 2025 and 2024, respectively.

(2) Tax Expense (Benefit) of $(16.0) million and $1.2 million for the three months ended June 30, 2025 and 2024, respectively. Tax Expense (Benefit) of $(21.8) million and $2.9 million for the six months ended June 30, 2025 and 2024, respectively.

(3) Tax Expense (Benefit) of $(3.2) million and $(0.1) million for the three months ended June 30, 2025 and 2024, respectively. Tax Expense (Benefit) of $(8.1) million and $1.5 million for the six months ended June 30, 2025 and 2024, respectively.

(4) Tax Expense (Benefit) of less than $(0.1) million for both the three months ended June 30, 2025 and 2024.. Tax Expense (Benefit) of less than $(0.1) million for both the six months ended June 30, 2025 and 2024.

(5) Tax Expense (Benefit) of less than $(0.1) million for both the three months ended June 30, 2025 and 2024.. Tax Expense (Benefit) of less than $(0.1) million for both the six months ended June 30, 2025 and 2024.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Condensed Consolidated Balance Sheets
(In millions, except share data and per share data)
(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$278.7	$ 205.9
Accounts receivable, net of allowance of $25.4 at June 30, 2025 and $25.8 at December 31, 2024 (Notes 3 and 13)	189.2	239.6
Prepaid taxes	47.2	44.3
Other prepaids	112.7	93.7
Other current assets (Note 3 and 9)	41.0	66.9
Total current assets	668.8	650.4
Non-current assets
Property, plant and equipment, net of accumulated depreciation of $62.4 at June 30, 2025 and $54.6 at December 31, 2024	87.0	91.1
Computer software, net of accumulated amortization of $797.9 at June 30, 2025 and $666.3 at December 31, 2024 (Note 10)	704.4	676.3
Goodwill (Notes 10 and 16)	3,477.8	3,409.8
Other intangibles (Notes 10 and 16)	3,372.5	3,506.8
Deferred costs (Note 3)	165.7	169.3
Other non-current assets (Note 11)	263.7	252.0
Total non-current assets	8,071.1	8,105.3
Total assets	$8,739.9	$ 8,755.7
Liabilities
Current liabilities
Accounts payable	76.6	$ 104.3
Accrued payroll	69.8	108.0
Short-term debt (Note 12)	31.0	31.0
Deferred revenue (Note 3)	653.9	555.9
Other accrued and current liabilities (Note 11)	259.2	208.0
Total current liabilities	1,090.5	1,007.2
Long-term pension and postretirement benefits (Note 6)	106.4	113.5
Long-term debt (Note 12)	3,474.7	3,497.7
Deferred income tax	652.9	720.9
Other non-current liabilities (Note 11)	89.2	102.0
Total liabilities	5,413.7	5,441.3
Commitments and contingencies (Notes 17)

Equity
Common Stock, $0.0001 par value per share, authorized—2,000,000,000 shares; 448,171,624 shares issued and 446,323,238 shares outstanding at June 30, 2025 and 443,399,772 shares issued and 441,551,492 shares outstanding at December 31, 2024	—	—
Capital surplus	4,389.9	4,394.0
Accumulated deficit	(889.2)	(839.7)
Treasury Stock, 1,848,386 shares at June 30, 2025 and 1,848,280 shares at December 31, 2024	(9.7)	(9.7)
Accumulated other comprehensive loss	(183.4)	(246.1)
Total stockholders' equity	3,307.6	3,298.5
Non-controlling interest	18.6	15.9
Total equity	3,326.2	3,314.4
Total liabilities and stockholders' equity	$8,739.9	$ 8,755.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	Six months ended June 30,
	2025	2024
Cash flows provided by (used in) operating activities:
Net income (loss)	$(47.4)	$(37.6)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	291.2	285.3
Amortization of unrecognized pension loss (gain)	(0.9)	(0.9)
Deferred debt issuance costs amortization and write-off	2.6	40.6
Equity-based compensation expense	30.5	36.1
Restructuring charge	4.9	6.7
Restructuring payments	(4.8)	(5.5)
Changes in deferred income taxes	(52.1)	(70.9)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	65.1	54.2
(Increase) decrease in prepaid taxes, other prepaids and other current assets	(33.4)	9.3
Increase (decrease) in deferred revenue	75.6	4.2
Increase (decrease) in accounts payable	(21.2)	(24.2)
Increase (decrease) in accrued payroll	(42.0)	(42.5)
Increase (decrease) in other accrued and current liabilities	(26.5)	(19.6)
(Increase) decrease in other long-term assets	4.0	(2.6)
Increase (decrease) in long-term liabilities	(41.1)	(37.8)
Net, other non-cash adjustments	8.7	0.8
Net cash provided by (used in) operating activities	213.2	195.6
Cash flows provided by (used in) investing activities:
Cash settlements of foreign currency contracts and net investment hedges	5.5	0.2
Capital expenditures	(2.9)	(2.1)
Additions to computer software and other intangibles	(83.2)	(109.4)
Other investing activities, net	0.1	(0.8)
Net cash provided by (used in) investing activities	(80.5)	(112.1)
Cash flows provided by (used in) financing activities:
Cash paid for repurchase of treasury shares	—	(9.3)
Payments of dividends	(21.6)	(43.9)
Proceeds from borrowings on Credit Facility	65.0	218.8
Proceeds from borrowings on Term Loan Facility	—	3,103.6
Payments of borrowings on Credit Facility	(75.0)	(123.8)
Payments on Term Loan Facility	(15.5)	(3,111.4)
Payment of debt issuance costs	—	(26.6)
Other financing activities, net	(25.6)	(13.9)
Net cash provided by (used in) financing activities	(72.7)	(6.5)
Effect of exchange rate changes on cash and cash equivalents	12.8	(1.4)
Increase (decrease) in cash, cash equivalents and restricted cash	72.8	75.6
Cash, Cash Equivalents, Beginning of Period	205.9	188.1
Cash and Cash Equivalents, End of Period	$278.7	$263.7

Supplemental Disclosure of Cash Flow Information:
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents reported in the condensed consolidated balance sheets	278.7	263.2
Restricted cash included within other current assets	—	0.5
Total cash, cash equivalents and restricted cash reported in the statements of cash flows	$278.7	$263.7

Cash Paid for:
Income taxes payments (refunds), net	$105.9
Interest	$96.3

Noncash additions to computer software	$31.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Condensed Consolidated Statements of Stockholders' Equity
(In millions)
(Unaudited)

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholders' equity (deficit)	Non-controlling interest	Total equity

Six months ended June 30, 2024:
Balance, January 1, 2024	$—	$4,429.2	$(811.1)	$(0.3)	$(153.0)	$(62.2)	$16.5	$3,419.1	$12.5	$3,431.6
Net income (loss)	—	—	(39.6)	—	—	—	—	(39.6)	2.0	(37.6)
Equity-based compensation plans	—	25.2	—	—	—	—	—	25.2	—	25.2
Dividends declared	—	(44.0)	—	—	—	—	—	(44.0)	—	(44.0)
Shares acquired under stock repurchase program	—	—	—	(9.4)	—	—	—	(9.4)	—	(9.4)
Pension adjustments, net of tax benefit of $0.1	—	—	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Change in cumulative translation adjustment, net of tax benefit of $0.3	—	—	—	—	(35.8)	—	—	(35.8)	(0.2)	(36.0)
Net investment hedge derivative, net of tax expense of $2.9	—	—	—	—	8.4	—	—	8.4	—	8.4
Cash flow hedge derivative, net of tax expense of $1.5	—	—	—	—	—	—	4.3	4.3	—	4.3
Balance, June 30, 2024	$—	$4,410.4	$(850.7)	$(9.7)	$(180.4)	$(63.1)	$20.8	$3,327.3	$14.3	$3,341.6

Three months ended June 30, 2024:
Balance, March 31, 2024	$—	$4,414.9	$(834.3)	$(0.3)	$(183.5)	$(62.6)	$21.2	$3,355.4	$13.7	$3,369.1
Net income (loss)	—	—	(16.4)	—	—	—	—	(16.4)	0.7	(15.7)
Equity-based compensation plans	—	17.6	—	—	—	—	—	17.6	—	17.6
Dividends declared		(22.1)	—	—	—	—	—	(22.1)	—	(22.1)
Shares acquired under stock repurchase program	—	—	—	—	—	—	—	(9.4)	—	(9.4)
Pension adjustments, net of tax benefit of less than $0.1	—	—	—	(9.4)	—	(0.5)	—	(0.5)	—	(0.5)
Change in cumulative translation adjustment, net of tax benefit of $0.3	—	—	—	—	(0.4)	—	—	(0.4)	(0.1)	(0.5)
Net investment hedge derivative, net of tax expense of $1.2	—	—	—	—	3.5	—	—	3.5	—	3.5
Cash flow hedge derivative, net of tax benefit of $0.1	—	—	—	—	—	—	(0.4)	(0.4)	—	(0.4)
Balance, June 30, 2024	$—	$4,410.4	$(850.7)	$(9.7)	$(180.4)	$(63.1)	$20.8	$3,327.3	$14.3	$3,341.6

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholders' equity (deficit)	Non-controlling interest	Total equity

Six months ended June 30, 2025:
Balance, January 1, 2025	$—	$4,394.0	$(839.7)	$(9.7)	$(211.4)	$(62.6)	$27.9	$3,298.5	$15.9	$3,314.4
Net income (loss)	—	—	(49.5)	—	—	—	—	(49.5)	2.1	(47.4)
Equity-based compensation plans	—	18.0	—	—	—	—	—	18.0	—	18.0
Dividends declared	—	(22.1)	—	—	—	—	—	(22.1)	—	(22.1)
Pension adjustments, net of tax benefit of less than $0.1	—	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Change in cumulative translation adjustment, net of tax benefit of $1.1	—	—	—	—	146.8	—	—	146.8	0.6	147.4
Net investment hedge derivative, net of tax expense of $21.8	—	—	—	—	(60.8)	—	—	(60.8)	—	(60.8)
Cash flow hedge derivative, net of tax benefit of $8.1	—	—	—	—	—	—	(22.5)	(22.5)	—	(22.5)
Balance, June 30, 2025	$—	$4,389.9	$(889.2)	$(9.7)	$(125.4)	$(63.4)	$5.4	$3,307.6	$18.6	$3,326.2

Three months ended June 30, 2025:
Balance, March 31, 2025	$—	$4,374.4	$(855.5)	$(9.7)	$(167.2)	$(63.0)	$14.4	$3,293.4	$17.1	$3,310.5
Net income (loss)	—	—	(33.7)	—	—	—	—	(33.7)	1.1	(32.6)
Equity-based compensation plans	—	15.5	—	—	—	—	—	15.5	—	15.5
Pension adjustments, net of tax benefit of less than $0.1	—	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Change in cumulative translation adjustment, net of tax expense of $4.4	—	—	—	—	86.7	—	—	86.7	0.4	87.1
Net investment hedge derivative, net of tax benefit of $16.0	—	—	—	—	(44.9)	—	—	(44.9)	—	(44.9)
Cash flow hedge derivative, net of tax benefit of $3.2	—	—	—	—	—	—	(9.0)	(9.0)	—	(9.0)
Balance, June 30, 2025	$—	$4,389.9	$(889.2)	$(9.7)	$(125.4)	$(63.4)	$5.4	$3,307.6	$18.6	$3,326.2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 1 — Basis of Presentation and Organization

Basis of presentation

The accompanying interim condensed consolidated financial statements of Dun & Bradstreet Holdings, Inc. and its subsidiaries ("Dun & Bradstreet," or "D&B," or "we," or "us," or "our," or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). They should be read in conjunction with the consolidated financial statements and related notes, which appear in the consolidated financial statements for the year ended December 31, 2024, included in our Annual Report on Form 10-K and filed with the Securities and Exchange Commission ("SEC") on February 21, 2025. The condensed consolidated financial statements for interim periods do not include all disclosures required by GAAP for annual financial statements and are not necessarily indicative of results for the full year or any subsequent period. In the opinion of our management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of the unaudited consolidated financial position, results of operations and cash flows at the dates and for the periods presented have been included.

All intercompany transactions and balances have been eliminated in consolidation. Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation.

Our condensed consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the unaudited consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented.

Segment

We manage our business and report our financial results through the following two segments:

•North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

•International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom and Ireland ("U.K."), Northern Europe (Sweden, Norway, Denmark, Finland, Estonia and Latvia), Central Europe (Germany, Austria, Switzerland and various other central and eastern European countries) (together as "Europe"), Greater China, India and indirectly through our Worldwide Network alliances ("WWN alliances").

Clearlake transaction

On March 23, 2025, the Company entered into a definitive agreement to be acquired by Clearlake Capital Group, L.P. (“Clearlake”), subject to terms and conditions set forth in the agreement. Pursuant to the agreement, upon the consummation of the merger transaction, each share of common stock, par value $0.0001 per share, of the Company issued and outstanding immediately prior to the close will be converted into the right to receive $9.15 per share in cash. Unvested time-based or performance-based restricted stock units held by employees granted under the Company’s long-term incentive plans will be assumed by Clearlake and converted into time-based units and remain subject to terms and conditions of the Company Stock Plan. The agreement provided for a 30-day go-shop period.

The transaction is valued at approximately $7.7 billion, including outstanding debt with an equity value of $4.1 billion.
The transaction was approved by shareholders and is expected to be closed in the third quarter of 2025, subject to other customary closing conditions. Upon completion of the transaction, Dun & Bradstreet will become a privately held company and shares of Dun & Bradstreet common stock will no longer be listed on any public market.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 2 — Recent Accounting Pronouncements
We consider the applicability and impact of all Accounting Standards Updates (“ASUs”) and applicable authoritative guidance. The ASUs not listed below were assessed and determined to be not applicable.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280)." The guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments in this ASU enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, beginning after December 15, 2024. We adopted this update during the fourth quarter of 2024. The adoption of this update did not have a material impact on our consolidated balance sheets, statements of operations and statements of cash flows.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)," which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The guidance is to be applied on a prospective basis, though retrospective application is permitted. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated balance sheets, statements of operations and statements of cash flows.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740)", which requires consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2024. The guidance is to be applied on a prospective basis, though retrospective application is permitted. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated balance sheets, statements of operations and statements of cash flows.
Note 3 — Revenue
The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of June 30, 2025 is as follows:

	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Future revenue	$814.5	$872.1	$536.3	$298.4	$148.4	$328.3	$2,998.0
The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Timing of Revenue Recognition

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue recognized at a point in time	$229.5	$226.1	$461.3	$440.6
Revenue recognized over time	355.7	350.1	703.7	700.1
Total revenue recognized	$585.2	$576.2	$1,165.0	$1,140.7
Contract Balances

	At June 30, 2025	At December 31, 2024
Accounts receivable, net	$189.2	$239.6
Short-term contract assets (1)	$9.9	$5.4
Long-term contract assets (2)	$33.2	$32.8
Short-term deferred revenue	$653.9	$555.9
Long-term deferred revenue (3)	$23.3	$22.6
(1) Included within "Other current assets" in the condensed consolidated balance sheet.
(2) Included within "Other non-current assets" in the condensed consolidated balance sheet.
(3) Included within "Other non-current liabilities" in the condensed consolidated balance sheet.

The decrease in accounts receivable of $50.4 million from December 31, 2024 to June 30, 2025 was primarily due to seasonal fluctuation.

The increase in deferred revenue of $98.7 million from December 31, 2024 to June 30, 2025 was primarily due to cash payments received or due in advance of satisfying our performance obligations, largely offset by $410.7 million of revenue recognized that was included in the deferred revenue balance at December 31, 2024.

The increase in contract assets of $4.9 million from December 31, 2024 to June 30, 2025 was primarily due to new contract assets recognized, net of new amounts reclassified to receivables during 2025, partially offset by $15.2 million of contract assets included in the balance at December 31, 2024 that were reclassified to receivable when they became unconditional.

See Note 16 for a schedule detailing the disaggregation of revenue.

Assets Recognized for the Costs to Obtain a Contract

Commission assets, net of accumulated amortization included in deferred costs, were $165.7 million and $169.3 million as of June 30, 2025 and December 31, 2024, respectively.

The amortization of commission assets was $13.1 million and $26.1 million for the three and six months ended June 30, 2025, respectively, and $12.5 million and $24.6 million for the three and six months ended June 30, 2024, respectively.
Note 4 — Restructuring Charges

We incurred restructuring charges (which generally consist of employee severance costs and contract terminations). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

Three months ended June 30, 2025 vs. Three months ended June 30, 2024

We recorded total restructuring charges of $2.0 million for the three months ended June 30, 2025, consisting of:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
•Severance costs of $1.6 million under ongoing benefit arrangements. Approximately 30 employees were impacted. Most of the employees impacted exited the Company by the end of the second quarter of 2025. The cash payments for these employees will be substantially completed by the end of the third quarter of 2025; and

•Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $0.4 million.

We recorded total restructuring charges of $3.3 million for the three months ended June 30, 2024, consisting of:

•Severance costs of $3.0 million under ongoing benefit arrangements. Approximately 80 employees were impacted. Most of the employees impacted exited the Company by the end of the second quarter of 2024. The cash payments for these employees were substantially completed by the end of the fourth quarter of 2024; and

•Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $0.3 million.

Six months ended June 30, 2025 vs. Six months ended June 30, 2024

We recorded total restructuring charges of $4.9 million for the six months ended June 30, 2025, consisting of:

•Severance costs of $4.3 million under ongoing benefit arrangements. Approximately 80 employees were impacted. Most of the employees impacted exited the Company by the end of the second quarter of 2025. The cash payments for these employees will be substantially completed by the end of the third quarter of 2025; and

•Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $0.6 million.

We recorded total restructuring charges of $6.7 million for the six months ended June 30, 2024, consisting of:

•Severance costs of $5.9 million under ongoing benefit arrangements. Approximately 145 employees were impacted. Most of the employees impacted exited the Company by the end of the second quarter of 2024. The cash payments for these employees were substantially completed by the end of the fourth quarter of 2024; and

•Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $0.8 million.

The following table sets forth the restructuring reserves and utilization included within "Accrued payroll" in the condensed consolidated balance sheets for the three months ended March 31, 2025, June 30, 2025, March 31, 2024 and June 30, 2024:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Severance	Contract termination and other exit costs	Total

2025:
Balance remaining as of December 31, 2024	$3.3	$0.4	$3.7
Charge taken during first quarter 2025 (1)	2.7	0.1	2.8
Payments made during first quarter 2025	(2.6)	(0.1)	(2.7)
Balance remaining as of March 31, 2025	$3.4	$0.4	$3.8
Charge taken during second quarter 2025 (1)	1.6	0.3	1.9
Payments made during second quarter 2025	(2.0)	(0.1)	(2.1)
Balance remaining as of June 30, 2025	$3.0	$0.6	$3.6

2024:
Balance remaining as of December 31, 2023	$2.4	$0.8	$3.2
Charge taken during first quarter 2024 (1)	2.9	0.1	3.0
Payments made during first quarter 2024	(2.6)	(0.4)	(3.0)
Balance remaining as of March 31, 2024	$2.7	$0.5	$3.2
Charge taken during second quarter 2024 (1)	3.0	—	3.0
Payments made during second quarter 2024	(2.4)	(0.1)	(2.5)
Balance remaining as of June 30, 2024	$3.3	$0.4	$3.7
(1)Balance excludes charges accounted for under ASU No. 2016-02, "Leases (Topic 842)."

Note 5 -- Stock Based Compensation

The following table sets forth the components of our stock-based compensation and expected tax benefit for the three and six months ended June 30, 2025 and 2024 related to the plans in effect during the respective period:

	Three months ended June 30,		Six months ended June 30,
Stock-based compensation expense:	2025	2024	2025	2024
Restricted stock and restricted stock units	$15.1	$16.4	$29.1	$32.5
Stock options (1)	0.7	1.8	1.4	3.6
Total compensation expense	$15.8	$18.2	$30.5	$36.1

Expected tax benefit:
Restricted stock and restricted stock units	$1.6	$1.7	$3.1	$3.3
Stock options	0.1	0.1	0.1	0.2
Total expected tax benefit	$1.7	$1.8	$3.2	$3.5
(1)Lower expense for stock options was primarily due to the impact of the accelerated attribution method used to recognize expense for the performance-based stock option grants.

Stock Options

We accounted for stock options based on grant date fair value. Service condition options were valued using the Black-Scholes valuation model. Market condition options were valued using a Monte Carlo valuation model.

There was no stock options activity for the six months ended June 30, 2025.

As of June 30, 2025, total unrecognized compensation cost related to stock options was $0.3 million, which was expected to be recognized over a weighted average period of 0.1 years.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Restricted Stock and Restricted Stock Units

Restricted stock and restricted stock units are valued on the award grant date at the closing market price of our stock.

The following table summarizes the restricted stock and restricted stock units activity for the six months ended June 30, 2025:

	Restricted stock and Restricted stock units
	Number of shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balances, January 1, 2025	10,008,303	$11.57	0.9	$124.7
Granted	6,766,753	$ 8.40
Forfeited	(171,901)	$10.49
Vested	(4,206,369)	$11.97
Balances, June 30, 2025	12,396,786	$9.72	1.3	$112.7

As of June 30, 2025, total unrecognized compensation cost related to non-vested restricted stock and restricted stock units was $68.2 million, which is expected to be recognized over a weighted average period of 2.0 years.

Employee Stock Purchase Plan ("ESPP")

During the second quarter of 2025 and subsequent to shareholder approval of the Clearlake transaction, the Company has terminated the ESPP program. Prior to the termination, eligible employees were allowed to voluntarily make after-tax contributions ranging from 3% to 15% of eligible earnings. The Company contributed varying matching amounts to employees, as specified in the plan document, after a one year holding period. We recorded the associated expense of $0.4 million and $1.0 million for the three and six months ended June 30, 2025, respectively, and $0.6 million and $1.2 million for the three and six months ended June 30, 2024, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 6 — Pension and Postretirement Benefits

Net Periodic Pension Cost
The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

	Pension plans				Postretirement benefit obligations
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Components of net periodic cost (income):
Service cost	$ 0.5	$ 0.5	$ 1.0	$ 0.9	$ —	$ —	$ —	$ —
Interest cost	15.9	15.3	31.6	30.7	—	—	—	—
Expected return on plan assets	(21.4)	(19.9)	(42.4)	(39.8)	—	—	—	—
Amortization of prior service cost (credit)	—	(0.1)	—	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)
Amortization of actuarial loss (gain)	(0.3)	(0.3)	(0.6)	(0.6)	—	—	—	—
Net periodic cost (income)	$(5.3)	$(4.5)	$(10.4)	$(8.9)	$(0.1)	$(0.1)	$(0.2)	$(0.2)

Note 7 — Income Taxes

The effective tax rate for the three months ended June 30, 2025 was 3.4%, reflecting a tax benefit of $1.2 million on pre-tax loss of $34.0 million, compared to 15.0% for the three months ended June 30, 2024, which reflected a tax benefit of
$2.9 million on pre-tax loss of $19.3 million. The change in the effective tax rate for the three months ended June 30, 2025 compared to the prior year quarter was primarily the result of an increase in tax rates enacted in certain U.S. states.

The effective tax rate for the six months ended June 30, 2025 was 1.6%, reflecting a tax benefit of $0.8 million on pre-tax loss of $48.8 million, compared to 54.6% for the six months ended June 30, 2024, which reflected a tax benefit of $47.1 million on pre-tax loss of $86.3 million. The change in the effective tax rate for the six months ended June 30, 2025 compared to the prior year period was primarily the result of an increase in tax rates enacted in certain U.S. states and an increase in earnings in certain non-U.S. jurisdictions, taxed at higher tax rates.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, introducing significant changes to U.S. federal income tax law. Key provisions include modifications to the limitation on interest expense under IRC Section 163(j), the repeal of mandatory capitalization and amortization of domestic research and experimental expenditures under Section 174, the reinstatement of 100% bonus depreciation, and changes to the Global Intangible Low-Taxed Income (“GILTI”) regime. In accordance with ASC 740, the Company is required to reflect the impact of new tax legislation in the period of enactment. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We are currently assessing its impact on our consolidated financial statements.
Note 8 — Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period.
In periods when we report net income, diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of our outstanding stock incentive awards. For periods when we report a net loss, diluted earnings per share is equal to basic earnings per share, as the impact of our outstanding stock incentive awards is considered to be antidilutive.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (33.7)	$ (16.4)	$ (49.5)	$ (39.6)

Weighted average number of shares outstanding-basic	435,358,541	432,749,213	434,342,255	432,152,568
Weighted average number of shares outstanding-diluted (1)	435,358,541	432,749,213	434,342,255	432,152,568

Earnings (loss) per share of common stock attributable to Dun & Bradstreet Holdings, Inc.:
Basic	$ (0.08)	$ (0.04)	$ (0.11)	$ (0.09)
Diluted	$ (0.08)	$ (0.04)	$ (0.11)	$ (0.09)

(1)The weighted average number of shares outstanding used in the computation of diluted earnings per share for the three and six months ended June 30, 2025, excludes the effect of 11.1 million and 10.9 million, respectively, of potentially issuable common shares that are anti-dilutive to the diluted earnings per share computation. The weighted average number of shares outstanding used in the computation of diluted earnings per share for the three and six months ended June 30, 2024, excludes the effect of 11.1 million and 11.0 million, respectively, of potentially issuable common shares that are anti-dilutive to the diluted earnings per share computation.
Note 9 — Financial Instruments
The Company is exposed to global market risks, including risks from changes in foreign exchange rates and changes in interest rates. Accordingly, we use derivatives to manage the aforementioned financial exposures that occur in the normal course of business. We do not use derivatives for trading or speculative purposes. By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at June 30, 2025 and December 31, 2024, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures and by selection of reputable counterparties. Collateral is generally not required for these types of investments.

Our trade receivables do not represent a significant concentration of credit risk at June 30, 2025 and December 31, 2024, because we sell to a large number of clients in different geographical locations and industries.

Interest Rate Risk Management

Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.

We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The purpose of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in other comprehensive income (loss) ("OCI"), net of tax, and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table summarizes our interest rate swaps in effect as of June 30, 2025 and December 31, 2024:

Expiration date	Fixed rate	Notional amount
		June 30, 2025	December 31, 2024
February 27, 2025	1.629%	$—	$250.0
March 27, 2025	3.214%	—	1,000.0
February 8, 2026	3.695%	500.0	500.0
March 27, 2028	3.246%	1,000.0	1,000.0
March 27, 2028	3.229%	350.0	—
March 27, 2028	3.240%	250.0	—
Total interest rate swaps		$2,100.0	$2,750.0
Foreign Exchange Risk Management
Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Certain derivatives are designated as accounting hedges.

Foreign exchange forward contracts

To decrease earnings volatility, we currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value changes are reflected within “Non-operating income (expense) – net” in the condensed consolidated statements of operations and comprehensive income (loss).
These contracts are denominated primarily in the Euro, Swedish Krona, British pound sterling and Norwegian Krone. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance and typically have maturities of 12 months or less.

As of June 30, 2025 and December 31, 2024, the notional amounts of our foreign exchange contracts were $720.6 million and $583.5 million, respectively.

Cross-currency interest rate swaps

To protect the value of our investments in our foreign operations against adverse changes in foreign currency exchange rates, we hedge a portion of our net investment in one or more of our foreign subsidiaries by using cross-currency interest rate swaps. Cross-currency swaps are designated as net investment hedges of a portion of our foreign investments denominated in the non-U.S. dollar currency. The component of the gains and losses on our net investment in these designated foreign operations driven by changes in foreign exchange rates, are partly offset by movements in the fair value of our cross-currency swap contracts. The change in the fair value of the swaps in each period is reported in OCI, net of tax. Such amounts will remain in accumulated OCI until the liquidation or substantial liquidation of our investment in the underlying foreign operations. Through the respective maturity dates of each of the swap contracts, we receive monthly fixed-rate interest payments, which are recorded as contra expense within "Interest expense" in the condensed consolidated statements of operations and comprehensive income (loss). On the maturity date of each swap contract, we will receive the respective notional amount in USD and pay the counterparty the same in euros. The swaps are designated as net investment hedges of a portion of our foreign investments denominated in the Euro currency.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table summarizes our cross-currency swaps in effect as of June 30, 2025 and December 31, 2024:

June 30, 2025
	Pay		Receive
Expiration date	Notional amount	Interest rate	Notional amount	Interest rate
July 19, 2026 (2)	€124.0	0%	$125.0	1.433%
July 19 , 2027 (1)	121.4	0%	125.0	1.909%
April 16, 2028 (1) (2)	72.9	0%	75.0	1.185%
April 16, 2028 (1)	72.9	0%	75.0	1.803%
April 16, 2029 (1)	97.1	0%	100.0	1.762%
January 30, 2030 (1) (2)	121.5	0%	125.0	0.655%
Total cross-currency swaps	€609.8		$625.0

December 31, 2024
	Pay		Receive
Expiration date	Notional amount	Interest rate	Notional amount	Interest rate
July 19, 2025 (3)	€124.0	0%	$125.0	1.883%
July 19, 2026	124.0	0%	125.0	1.723%
July 19, 2027 (3)	124.0	0%	125.0	1.400%
April 16, 2028 (3)	69.2	0%	75.0	1.676%
April 16, 2028 (3)	69.2	0%	75.0	1.685%
April 16, 2029 (3)	92.2	0%	100.0	1.703%
Total cross-currency swaps	€602.6		$625.0

(1)These swaps were executed on January 3, 2025, replacing previously existing cross-currency swaps.

(2)Interest rates were amended during the second quarter of 2025.

(3)These swaps were terminated on January 3, 2025. Upon the termination of these swaps, we paid cash of $1.1 million, which was reported in OCI at June 30, 2025, and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities hedged occurs.

We received aggregate interest payments of $2.7 million and $5.0 million related to cross-currency swaps for the three and six months ended June 30, 2025, respectively, and $2.4 million and $4.5 million for the three and six months ended June 30, 2024, respectively. These payments were recorded as contra expense within "Interest expense" in the condensed consolidated statements of operations and comprehensive income (loss).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Fair Values of Derivative Instruments in the Condensed Consolidated Balance Sheets:

	Asset derivatives				Liability derivatives
	June 30, 2025		December 31, 2024		June 30, 2025		December 31, 2024
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Cash flow hedge derivative:
Interest rate swaps	Other current assets	$ 7.4	Other current assets	$ 42.6	Other accrued & current liabilities	$ —	Other accrued & current liabilities	$ —
Net investment hedge derivative:
Cross-currency swaps	Other current assets	—	Other current assets	3.7	Other accrued & current liabilities	91.0	Other accrued & current liabilities	13.2
Total derivatives designated as hedging instruments		$7.4		$ 46.3		$ 91.0		$ 13.2
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other current assets	$ 5.5	Other current assets	$ 1.3	Other accrued & current liabilities	$ 1.9	Other accrued & current liabilities	$ 3.4
Total derivatives not designated as hedging instruments		$ 5.5		$ 1.3		$ 1.9		$ 3.4
Total derivatives		$ 12.9		$ 47.6		$ 92.9		$ 16.6

The Effect of Derivative Instruments on the Condensed Consolidated Statement of Operations and Comprehensive Income (Loss):

	Amount of pre-tax net gain or (loss) recognized in OCI on derivative			Amount of gain or (loss) reclassified from accumulated OCI into income			Amount of gain or (loss) recognized in income on derivative
	Three months ended June 30,			Three months ended June 30,			Three months ended June 30,
Derivatives designated as hedging instruments	2025	2024	Location of gain or (loss) reclassified from accumulated OCI into income	2025	2024	Location of gain or (loss) recognized in income on derivative	2025	2024
Cash flow hedge derivative:
Interest rate swaps	$(12.2)	$(0.5)	Interest Expense	$5.1	$9.9	Interest Expense	$5.1	$9.9
Net investment hedge derivative:
Cross-currency swaps	$(60.9)	$4.7		$—	$—		$—	$—

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Amount of pre-tax net gain or (loss) recognized in OCI on derivative			Amount of gain or (loss) reclassified from accumulated OCI into income			Amount of gain or (loss) recognized in income on derivative
	Six months ended June 30,			Six months ended June 30,			Six months ended June 30,
Derivatives designated as hedging instruments	2025	2024	Location of gain or (loss) reclassified from accumulated OCI into income	2025	2024	Location of gain or (loss) recognized in income on derivative	2025	2024
Cash flow hedge derivative:
Interest rate swaps	$(30.6)	$5.8	Interest Expense	$7.8	$31.1	Interest Expense	$7.8	$31.1
Net investment hedge derivative:
Cross-currency swaps	$(82.6)	$11.3		$—	$—		$—	$—

		Amount of gain (loss) recognized in income on derivatives
		Three months ended June 30,		Six months ended June 30,
Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivatives	2025	2024	2025	2024
Foreign exchange forward contracts	Non-operating income (expense) – net	$ 16.9	$(5.2)	$ 12.2	$(4.2)

The net amount related to the interest rate swaps expected to be reclassified into earnings over the next 12 months is approximately $10 million.
Fair Value of Financial Instruments
Our financial assets and liabilities that are reflected in the condensed consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings.
The following table summarizes fair value measurements by level at June 30, 2025 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (level I)	Significant other observable inputs (level II)	Significant unobservable inputs (level III)	Balance at June 30, 2025
Assets:
Cash equivalents (1)	$ 10.6	$ —	$ —	$ 10.6
Other current assets:
Foreign exchange forwards (2)	$ —	$ 5.5	$ —	$ 5.5
Interest rate swap arrangements (3)	$ —	$ 7.4	$ —	$ 7.4
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards (2)	$ —	$ 1.9	$ —	$ 1.9
Cross-currency swap arrangements (3)	$ —	$ 91.0	$ —	$ 91.0

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
The following table summarizes fair value measurements by level at December 31, 2024 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (level I)	Significant other observable inputs (level II)	Significant unobservable inputs (level III)	Balance at December 31, 2024
Assets:
Cash equivalents (1)	$ 0.4	$ —	$ —	$ 0.4
Other current assets:
Foreign exchange forwards (2)	$ —	$ 1.3	$ —	$ 1.3
Interest rate swap arrangements (3)	$ —	$ 42.6	$ —	$ 42.6
Cross-currency swap arrangements (3)	$ —	$ 3.7	$ —	$ 3.7
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards (2)	$ —	$ 3.4	$ —	$ 3.4
Cross-currency swap arrangements (3)	$ —	$ 13.2	$ —	$ 13.2
(1)The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.
(2)Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.
(3)Fair value is determined based on observable market data.
There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for both the three months ended June 30, 2025 and 2024.
At June 30, 2025 and December 31, 2024, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

Balance at
	June 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Senior Unsecured Notes	$ 456.2	$ 467.2	$ 455.7	$ 433.4
Revolving facility	$ —	$ —	$ 10.0	$9.8
Term loans (1)	$ 3,049.5	$ 2,939.7	$ 3,063.0	$ 3,013.4
(1)Includes short-term and long-term portions of the Term Loan Facility.

Items Measured at Fair Value on a Nonrecurring Basis
In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805 "Business Combinations."

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Note 10 — Goodwill and Intangible Assets

Computer Software and Goodwill:

	Computer Software	Goodwill
January 1, 2025	$676.3	$3,409.8
Additions at cost (1)	53.4	—
Amortization	(50.1)	—
Other (2)	12.2	35.2
March 31, 2025	$691.8	$3,445.0
Additions at cost (1)	48.4	—
Amortization	(53.7)	—
Other (2)	17.9	32.8
June 30, 2025	$704.4	$3,477.8

January 1, 2024	$666.3	$3,445.8
Additions at cost (1)	52.5	—
Amortization	(40.7)	—
Other (2)	(6.7)	(21.1)
March 31, 2024	$671.4	$3,424.7
Additions at cost (1)	54.9	—
Amortization	(41.4)	—
Impairment / Write-off	(0.2)	—
Other (2)	—	1.9
June 30, 2024	$684.7	$3,426.6

Other Intangibles:

	Customer relationships	Reacquired rights	Database	Other indefinite-lived intangibles	Other intangibles	Total
January 1, 2025	$1,108.7	$200.3	$790.0	$1,280.0	$127.8	$3,506.8
Additions at cost	—	—	—	—	0.2	0.2
Amortization	(47.9)	(4.6)	(34.2)	—	(4.1)	(90.8)
Other (2)	3.6	10.6	3.0	—	1.6	18.8
March 31, 2025	$1,064.4	$206.3	$758.8	$1,280.0	$125.5	$3,435.0
Additions at cost (1)	—	—	—	—	0.3	0.3
Amortization	(46.5)	(5.0)	(33.2)	—	(4.2)	(88.9)
Other (2)	3.6	17.3	2.1	—	3.1	26.1
June 30, 2025	$1,021.5	$218.6	$727.7	$1,280.0	$124.7	$3,372.5

January 1, 2024	$1,316.7	$233.9	$940.6	$1,280.0	$144.7	$3,915.9
Additions at cost	—	—	—	—	0.1	0.1
Amortization	(52.4)	(4.8)	(37.7)	—	(4.1)	(99.0)
Other (2)	(2.6)	(6.3)	(2.4)	—	(0.5)	(11.8)
March 31, 2024	$1,261.7	$222.8	$900.5	$1,280.0	$140.2	$3,805.2
Additions at cost (1)	—	—	—	—	0.3	0.3
Amortization	(50.5)	(4.7)	(36.5)	—	(4.1)	(95.8)
Other (2)	0.3	(0.7)	0.3	—	—	(0.1)
June 30, 2024	$1,211.5	$217.4	$864.3	$1,280.0	$136.4	$3,709.6

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
(1)Primarily related to software related enhancements on products and purchased software.
(2) Primarily due to the impact of foreign currency fluctuations.

Note 11— Other Assets and Liabilities

Other Non-Current Assets:

	June 30, 2025	December 31, 2024
Right of use assets	$39.7	$ 42.6
Prepaid pension assets	6.0	5.5
Investments	33.8	32.4
Deferred income tax	6.5	2.9
Long-term contract assets	33.2	32.8
Prepaid cloud computing fees and deferred implementation costs	38.6	37.1
Long-term technology vendor contracts	72.0	79.3
Other	33.9	19.4
Total	$263.7	$252.0

Other Accrued and Current Liabilities:

	June 30, 2025	December 31, 2024
Accrued operating costs	$ 112.8	$ 100.3
Accrued interest expense	3.7	4.7
Short-term lease liability	17.0	15.9
Accrued income tax	17.0	50.5
Swap liabilities (1)	91.0	13.2
Other accrued liabilities	17.7	23.4
Total	$259.2	$ 208.0
(1)See Note 9 for further detail.

Other Non-Current Liabilities:

	June 30, 2025	December 31, 2024
Deferred revenue - long term	$ 23.3	$ 22.6
U.S. tax liability associated with the 2017 Act	—	16.3
Long-term lease liability	28.5	32.7
Liabilities for unrecognized tax benefits	17.0	16.0
Other	20.4	14.4
Total	$89.2	$ 102.0

We typically have various contractual obligations in our normal course of business, including those recorded as liabilities in our consolidated balance sheet, and certain purchase commitments that are not recognized, but are disclosed in the notes to our consolidated financial statements, such as future obligations related to our debt, operating leases, pension plans and vendor commitments. See Notes 13, 12, 7 and 20 to the consolidated financial statements for the year ended December 31, 2024 included in the 2024 Annual Report on Form 10-K for summary of our future obligations. In addition, during the three and six months ended June 30, 2025, we entered into data contracts with an aggregate commitment of approximately $59 million and $141 million, respectively, over the next five years. Our future obligation is expected to be approximately $37 million for the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
remainder of 2025, $27 million, $22 million, $23 million, $23 million and $8 million in 2026, 2027, 2028, 2029 and thereafter, respectively.

Note 12 — Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

		June 30, 2025			December 31, 2024
	Maturity	Principal amount	Debt issuance costs and discount*	Carrying value	Principal amount	Debt issuance costs and discount*	Carrying value
Debt maturing within one year:
2029 Term loan B (1)	January 18, 2029	$ 31.0	—	$ 31.0	$ 31.0	$ —	$ 31.0
Total short-term debt		$ 31.0	$ —	$ 31.0	$ 31.0	$ —	$ 31.0

Debt maturing after one year:
2029 Term loan B (1)	January 18, 2029	$ 3,033.8	$15.3	$ 3,018.5	$ 3,049.4	$17.4	$ 3,032.0
Revolving facility (1) (2)	February 15, 2029	—	—	—	10.0	—	10.0
5.000% Senior unsecured notes (1)	December 15, 2029	460.0	3.8	456.2	460.0	4.3	455.7
Total long-term debt		$ 3,493.8	$ 19.1	$ 3,474.7	$ 3,519.4	$ 21.7	$ 3,497.7
Total debt		$ 3,524.8	$ 19.1	$ 3,505.7	$ 3,550.4	$ 21.7	$ 3,528.7

*Initial debt issuance costs were recorded as a reduction of the carrying amount of the debt and amortized over the contractual term of the debt. Balances represent the unamortized portion of debt issuance costs and discounts.

(1) The 5.000% Senior Unsecured Notes and the Senior Secured Credit Facilities contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at June 30, 2025 and December 31, 2024.
(2) The Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75. The financial covenant applies only if the aggregate principal amount of borrowings under the Revolving Facility and certain outstanding letters of credit exceeds 35% of the total amount of commitments under the Revolving Facility on the last day of any fiscal quarter. The financial covenant did not apply at June 30, 2025 and December 31, 2024.

Senior Secured Credit Facilities
On February 8, 2019, the Company entered into a credit agreement governing its Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). Subsequently, the credit agreement has been amended several times. Currently, the Senior Secured Credit Facilities consist of a senior secured term loan facility and a senior secured revolving credit facility.

On January 29, 2024, we amended our credit agreement related to the then existing $451.9 million term loan with a maturity date of January 18, 2029 (the "2029 Term Loan"), to reduce its interest rate by 0.25%, resulting in a margin spread of SOFR plus 2.75% per annum and to increase the then existing term loan facility by $2,651.7 million to establish a new term loan with an aggregate principal amount of $3,103.6 million and a maturity date of January 18, 2029 ("2029 Term Loan B"). The proceeds from the 2029 Term Loan B were used to fully repay the previously existing term loans, including the senior secured term loan with a maturity date of February 8, 2026 (the "2026 Term Loan") and the 2029 Term Loan. As a result, we recorded a loss on debt extinguishment of $37.1 million related to the unamortized debt issuance costs associated with the then existing 2026 and 2029 Term Loan. The loss was recorded within “Non-operating income (expense)-net” for the six months ended June 30, 2024. Initial debt issuance costs of $21.6 million related to the 2029 Term Loan B were recorded as a reduction of the carrying amount of long term debt and are amortized over the contractual term of the term loan. Concurrently, we also amended our credit agreement governing the Revolving Facility to extend the maturity date to February 15, 2029, and to reduce the applicable margin by 50 basis points, resulting in a margin spread of SOFR plus 2.50% per annum, subject to a leverage-based pricing grid. The Credit Spread Adjustment under the Revolving Facility was also removed as part of the amendment.
Total fees paid associated with the amendment of the Revolving Facility were $5.0 million, which is deferred and amortized over the term of the new arrangement, together with the original unamortized deferred costs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
On November 19, 2024, we amended our credit agreement related to the 2029 Term Loan B, to reduce its interest rate by 0.50%, resulting in a margin spread of SOFR plus 2.25% per annum, with an additional 0.25% step down in the applicable margin if the Company maintains a rating of at least BB- from Standard & Poor's Investors Ratings Services and at least Ba3 from Moody's Investors Service.

Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over SOFR for the interest period relevant to such borrowing, subject to interest rate floors, and secured by substantially all of the Company’s assets.

Other details of the Senior Secured Credit Facilities:

•For the 2029 Term Loan B, beginning June 30, 2024, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on January 18, 2029. The interest rate per annum for the 2029 Term Loan B is based on a SOFR rate plus a margin of 225 basis points subsequent to the amendment on November 19, 2024, as discussed above. The interest rate associated with the outstanding balance of the 2029 Term Loan B at June 30, 2025 and December 31, 2024 was 6.572% and 6.588%, respectively.

•Borrowings under the Revolving Facility bear interest at a rate per annum equal to SOFR plus 250 basis points, subject to a leverage-based pricing grid, at both June 30, 2025 and December 31, 2024. The aggregate amount available under the Revolving Facility is $850 million. The available borrowings under the Revolving Facility at June 30, 2025 and December 31, 2024 were $850.0 million and $840.0 million, respectively. The interest rate associated with the outstanding balance of the Revolving Facility at December 31, 2024 was 6.870%. Initial debt issuance costs related to the Revolving Facility were included in "Other non-current assets" on the consolidated balance sheet and are amortized over the term of the Revolving Facility.

Other
We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $11.7 million and $9.3 million as of June 30, 2025 and December 31, 2024, respectively.

We entered into interest rate swaps and cross-currency interest rate swaps, with various maturity dates, in order to manage the impact of interest rate changes. We had interest rate swap contracts with an aggregate notional amount of $2,100 million and $2,750 million in effect as of June 30, 2025 and December 31, 2024, respectively, and cross-currency interest rate contracts with an aggregate notional amount of $625 million as of both June 30, 2025 and December 31, 2024. See Note 9 for more detailed discussion.

Note 13 — Accounts Receivable Securitization Facility

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer customer receivables of one of our U.S. subsidiaries (“Originator”) through our bankruptcy-remote subsidiary (“SPE”) to a third-party financial institution (“Purchaser”) on a recurring basis in exchange for cash equal to the gross receivables transferred. In November 2024, the agreement was amended to extend the term date from September 9, 2025 to November 18, 2027. The facility had a monthly drawing limit of $215 million at both June 30, 2025 and December 31, 2024. Transfers of our U.S. accounts receivable from the SPE to the Purchaser are accounted for as a sale of financial assets, and the accounts receivable are derecognized from the consolidated financial statements, as the SPE transfers effective control and risk associated with the transferred accounts receivable. Other than collection and administrative responsibilities, the Company and related subsidiaries have no continuing involvement in the transferred accounts receivable. The accounts receivable, once sold, are no longer available to satisfy creditors of the Company or the related subsidiaries in the event of bankruptcy. These sales are transacted at the face value of the relevant accounts receivable. The future outstanding balance of trade receivables that will be sold is expected to vary based on the level of activity and other factors. The receivables sold are fully guaranteed by the SPE that also pledges further accounts receivable as collateral under this agreement. The Company controls and therefore consolidates the SPE in its consolidated financial statements.

The Company derecognized accounts receivable of $203.4 million and $411.7 million for the three and six months ended June 30, 2025, respectively, and $176.2 million and $412.0 million for the three and six months ended June 30, 2024,

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
respectively. The Company collected $203.4 million and $411.7 million of accounts receivable sold under this agreement during the three and six months ended June 30, 2025, respectively, and $176.2 million and $412.0 million during the three and six months ended June 30, 2024, respectively. Unsold accounts receivable of $51.9 million and $95.5 million were pledged by the SPE as collateral to the Purchaser as of June 30, 2025 and December 31, 2024, respectively. As of June 30, 2025 and December 31, 2024, recourse liability related to the receivables sold that has not been collected was immaterial.

Fees incurred for the facility, including fees for administrative responsibilities, which were reflected within "Non-operating income (expense) – net" in the condensed consolidated statements of operations and comprehensive income (loss), were $3.0 million and $6.1 million for the three and six months ended June 30, 2025, respectively, and $3.4 million and
$7.2 million for the three and six months ended June 30, 2024, respectively.

Cash activity related to the facility is reflected in "Net cash provided by operating activities" in the condensed consolidated statements of cash flows.

Note 14 — Stockholders' Equity
Below is a reconciliation of our common stock issued and outstanding:

	Common Shares	Treasury Shares	Common Shares Outstanding
Shares as of December 31, 2024	443,399,772	(1,848,280)	441,551,492
Shares issued for the three months ended March 31, 2025	6,213,099	N/A	6,213,099
Shares forfeited for the three months ended March 31, 2025 (1)	(1,340,016)	N/A	(1,340,016)
Shares as of March 31, 2025	448,272,855	(1,848,280)	446,424,575
Shares issued for the three months ended June 30, 2025	8,447	N/A	8,447
Shares forfeited for the three months ended June 30, 2025 (1)	(109,678)	N/A	(109,678)
Shares retired for the three months ended June 30, 2025 (2)	N/A	(106)	(106)
Shares as of June 30, 2025	448,171,624	(1,848,386)	446,323,238
(1) Includes shares surrendered related to payroll tax withheld for the vested restricted shares.
(2) Represents fractional shares returned to D&B upon the termination of the ESPP program.

Stock Repurchase Program

On April 30, 2024, our Board of Directors authorized a three-year stock repurchase program, (the "2024 Stock Repurchase Program"), under which the Company may repurchase up to 10.0 million shares of its common stock. Purchases may be made from time to time in the open market at prevailing prices or in privately negotiated transactions through April 30, 2027. The repurchase program does not obligate the Company to acquire any specific number of shares and may be suspended or terminated at any time. Subsequent to entering into the definitive agreement with Clearlake on March 23, 2025, the Company agreed not to repurchase any shares under the 2024 Stock Repurchase Program. There was no share repurchase activity during the three and six months ended June 30, 2025.

Stockholder Dividends

The following dividend was declared by our Board of Directors and subsequently paid during the six months ended June 30, 2025

Declaration Date	Record Date	Payment Date	Dividends per Share
February 6, 2025	March 6, 2025	March 20, 2025	$0.05
Dividends accrued for restricted shares are contingent and payable upon vesting of the underlying restricted shares.

Pursuant to the definitive agreement entered into with Clearlake on March 23, 2025, the Company has agreed not to declare or pay any dividend in respect of any shares. See Note 1 for additional details.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

Note 15 — Accumulated Other Comprehensive Income (Loss)
The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss) (“AOCI”):

	Foreign currency translation adjustments	Net investment hedge derivative	Defined benefit pension plans	Cash flow hedge derivative	Total
Balance, January 1, 2025	$ (218.7)	$ 7.3	$ (62.6)	$ 27.9	$ (246.1)
Other comprehensive income (loss) before reclassifications	146.8	(60.8)	—	(10.4)	75.6
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	(0.8)	(12.1)	(12.9)
Balance, June 30, 2025	$ (71.9)	$ (53.5)	$ (63.4)	$ 5.4	$ (183.4)

Balance, January 1, 2024	$ (142.5)	$ (10.5)	$ (62.2)	$ 16.5	$ (198.7)
Other comprehensive income (loss) before reclassifications	(35.8)	8.4	—	27.2	(0.2)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	(0.9)	(22.9)	(23.8)
Balance, June 30, 2024	$ (178.3)	$(2.1)	$ (62.6)	$ 20.8	$ (222.7)

The following table summarizes the reclassifications out of AOCI:

		Amount reclassified from accumulated other comprehensive income (loss)
		Three months ended June 30,		Six months ended June 30,
Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	2025	2024	2025	2024
Defined benefit pension plans:
Amortization of prior service costs	Other income (expense)- net	$ (0.1)	$ (0.2)	$ (0.2)	$ (0.3)
Amortization of actuarial gain/loss	Other income (expense)- net	(0.3)	(0.3)	(0.6)	(0.6)
Cash flow hedge derivative:
Interest rate swaps	Interest expense	(5.1)	(9.9)	(7.8)	(31.1)
Total before tax		(5.5)	(10.4)	(8.6)	(32.0)
Tax benefit (expense)		(5.0)	2.9	(4.3)	8.2
Total reclassifications for the period, net of tax		$ (10.5)	$ (7.5)	$ (12.9)	$ (23.8)

Note 16 — Segment Information
Our segment disclosure is intended to provide the users of our condensed consolidated financial statements with a view of the business that is consistent with management of the Company.
We manage our business and report our financial results through the following two segments:
•North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
•International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Europe, Greater China and India and indirectly through our WWN alliances.
Our chief operating decision maker ("CODM"), who is our Chief Executive Officer, uses adjusted EBITDA as the primary profitability measure for making decisions regarding ongoing operations. We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other non-operating expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) equity-based compensation; (viii) restructuring charges; (ix) merger and acquisition-related operating costs; (x) transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities; and (xi) other adjustments include non-recurring charges such as legal expense associated with significant legal and regulatory matters and impairment charges.

A reconciliation of Segment Adjusted EBITDA to Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. for the periods presented is as follows:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Segment Revenue:
North America	$397.9	$404.6	$795.9	$791.2
International	187.3	171.6	369.1	349.5
Consolidated total	$585.2	$576.2	$1,165.0	$1,140.7

Segment Operating Costs:(1)
North America	$240.6	$226.4	$472.4	$460.9
International	128.3	117.8	249.6	231.4
Consolidated total	$368.9	$344.2	$722.0	$692.3

Segment Adjusted EBITDA:
North America	$157.3	$178.2	$323.5	$330.3
International	59.0	53.8	119.5	118.1
Consolidated total	$216.3	$232.0	$443.0	$448.4

Reconciliation of Adjusted EBITDA:
Segment adjusted EBITDA	$216.3	$232.0	$443.0	$448.4
Other EBITDA - Corporate and Other	(10.2)	(14.1)	(26.0)	(29.2)
Consolidated total adjusted EBITDA	$206.1	$217.9	$417.0	$419.2
Depreciation and amortization	(146.5)	(141.3)	(291.2)	(285.3)
Interest expense - net	(48.5)	(57.8)	(99.9)	(141.5)
Other income (expense) - net	1.7	1.4	3.0	1.5
Equity-based compensation	(15.8)	(18.2)	(30.5)	(36.1)
Restructuring charges	(2.0)	(3.3)	(4.9)	(6.7)
Merger, acquisition and divestiture-related operating costs	(4.4)	(0.8)	(6.9)	(1.0)
Transition costs (2)	(11.3)	(15.2)	(20.9)	(32.6)
Other adjustments (3)	(13.3)	(2.0)	(14.5)	(3.8)
Income (loss) before income tax provision and equity in net income of affiliates	$(34.0)	$(19.3)	$(48.8)	$(86.3)
Benefit (provision) for income taxes	1.2	2.9	0.8	47.1
Equity in net income of affiliates	0.2	0.7	0.6	1.6
Net income (loss) attributable to non-controlling interest	(1.1)	(0.7)	(2.1)	(2.0)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$(33.7)	$(16.4)	$(49.5)	$(39.6)
(1)Segment operating costs primarily include personnel costs, cloud infrastructure costs and data acquisition costs. Our CODM uses consolidated expense information to manage operations.
(2)Transition costs primarily consisting of non-recurring expenses associated with investments to transform our technology and back-office infrastructure, including investment in the architecture of our technology platforms and cloud-focused infrastructure. The transformation efforts require us to dedicate separate resources in order to develop the new cloud-based infrastructure in parallel with our current environment.
(3)Adjustments were primarily related to legal fees associated with ongoing legal matters discussed in Note 17 and impairment charges.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Other Selected Segment Financial Information:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Depreciation and amortization by segment:
North America	$34.6	$26.2	$67.8	$51.7
International	8.9	6.1	16.2	11.9
Total segments	43.5	32.3	84.0	63.6
Corporate and other (1)	103.0	109.0	207.2	221.7
Consolidated total	$146.5	$141.3	$291.2	$285.3

Cash paid for capital expenditures by segment:
Capital expenditures:
North America	$0.2	$0.3	$0.6	$0.7
International	0.8	0.5	2.1	1.4
Total segments	1.0	0.8	2.7	2.1
Corporate and other	0.1	—	0.2	—
Consolidated total	$1.1	$0.8	$2.9	$2.1
Additions to computer software and other intangibles:
North America	$31.1	$45.2	$57.2	$80.5
International	6.7	7.2	12.7	15.4
Total segments	37.8	52.4	69.9	95.9
Corporate and other	0.5	0.6	13.3	13.5
Consolidated total	$38.3	$53.0	$83.2	$109.4

(1)Depreciation and amortization for Corporate and other includes incremental amortization resulting from the application of purchase accounting in connection with historical merger and acquisition transactions.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Supplemental Geographic and Disaggregated Revenue Information:

	June 30, 2025	December 31, 2024
Assets:
North America	$7,104.0	$7,315.9
International	1,635.9	1,439.8
Consolidated total	$8,739.9	$8,755.7

Goodwill:
North America	$2,929.6	$2,929.6
International	548.2	480.2
Consolidated total	$3,477.8	$3,409.8

Other intangibles:
North America	$2,973.0	$3,124.3
International	399.5	382.5
Consolidated total	$3,372.5	$3,506.8

Other long-lived assets:(1)
North America	$963.9	$964.2
International	250.4	221.6
Consolidated total	$1,214.3	$1,185.8
Total long-lived assets (1)	$8,064.6	$8,102.4

(1)Excludes deferred income tax of $6.5 million and $2.9million as of June 30, 2025 and December 31, 2024, respectively, included within "Other non-current assets" in the consolidated balance sheet. See Note 11 for additional details.

	Three months ended June 30,		Six months ended June 30,
Disaggregated Revenue:(1)	2025	2024	2025	2024

North America (2):
Finance & Risk	$212.6	$216.0	$429.2	$424.1
Sales & Marketing	185.3	188.6	366.7	367.1
Total North America	$397.9	$404.6	$795.9	$791.2
International:
Finance & Risk	$128.4	$116.5	$251.2	$236.5
Sales & Marketing	58.9	55.1	117.9	113.0
Total International	$187.3	$171.6	$369.1	$349.5
Total Revenue:
Finance & Risk	$341.0	$332.5	$680.4	$660.6
Sales & Marketing	244.2	243.7	484.6	480.1
Total Revenue	$585.2	$576.2	$1,165.0	$1,140.7
(1)Our client solution sets are Finance & Risk and Sales & Marketing. Inter-segment sales are immaterial, and no single client accounted for 10% or more of our total revenue.
(2) Substantially all of the North America revenue is attributable to the United States.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
Note 17 — Contingencies

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, and employment claims made by our current or former employees, some of which include claims for punitive or exemplary damages. Our ordinary course litigation may also include class action lawsuits, which make allegations related to various aspects of our business. From time to time, we are also subject to regulatory investigations or other proceedings by state and federal regulatory authorities as well as authorities outside of the U.S., some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that none of these actions depart from customary litigation or regulatory inquiries incidental to our business.

We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending cases is generally not yet determinable.

While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including clients, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.

Right of Publicity Class Actions

DeBose v. Dun & Bradstreet Holdings, Inc., No. 2:22-cv-00209-ES-CLW (D.N.J.)

On January 17, 2022, Plaintiff Rashad DeBose filed a Class Action Complaint against the Company, alleging that the Company used the purported class members’ names and personas to promote paid subscriptions to the Company’s Hoovers product website without consent, in violation of the Ohio right of publicity statute and Ohio common law prohibiting misappropriation of a name or likeness. On March 30, 2022, the Company filed a motion to dismiss the Complaint. The Court granted the motion and dismissed the Complaint with prejudice on March 7, 2025. The time to appeal has expired, and Plaintiff has not appealed, meaning the case has terminated.

In accordance with ASC 450 Contingencies, the Company has no basis to determine that a loss in connection with this matter is both probable and reasonably estimable, and thus no reserve has been established.

Batis v. Dun & Bradstreet Holdings, Inc., No. 4:22-cv-01924-AGT (N.D.Cal.)

On March 25, 2022, Plaintiff Odette R. Batis filed a Class Action Complaint against the Company, alleging that the Company used the purported class members’ names and personas to promote paid subscriptions to the Company’s Hoovers product website without consent, in violation of the California right of publicity statute, California common law prohibiting misappropriation of a name or likeness and California’s Unfair Competition Law. On June 30, 2022, the Company filed a motion to dismiss the Complaint pursuant to California’s anti-SLAPP statute. On February 10, 2023, the District Court denied the motion to dismiss. The decision was subject to an automatic right of appeal, and the Company has appealed the matter to the Ninth Circuit. On January 18, 2024, the Ninth Circuit affirmed the District Court’s determination that the anti-SLAPP statute does not apply. On February 1, 2024, D&B filed a petition for rehearing or rehearing en banc seeking to vacate the Ninth Circuit ruling. Subsequently, on February 15, 2024, the Ninth Circuit issued an order stating that the petition will be held in abeyance pending the resolution of en banc rehearing of another similar case pending before the Ninth Circuit, Martinez v.

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(Tabular dollar amounts, except share data and per share data, in millions)
ZoomInfo Technologies, Inc. (“Martinez”). On March 1, 2024, the Ninth Circuit vacated the en banc rehearing in the Martinez case and continued to hold D&B’s Petition for Rehearing in abeyance. On July 8, 2024, the Ninth Circuit granted D&B’s Petition for Rehearing, withdrew its January 18, 2024 disposition and issued a new opinion and order affirming the District Court’s determination that the anti-SLAPP statute does not apply. On July 30, 2024, a mandate was issued in the Ninth Circuit and the case has returned to the District Court. On September 27, 2024, the Company filed its Answer in the District Court, denying liability and asserting affirmative defenses. On August 1, 2025, the parties finalized the terms of a settlement, but such settlement is contingent on court approval.

In accordance with ASC 450 Contingencies, consistent with the settlement in principle, a reserve has been accrued by the Company for this matter in the consolidated financial statements. The amount of such reserve is not material to the Company’s financial statements.

FTC Matter

On September 21, 2021, we agreed to enter into an Agreement Containing Consent Order (the “FTC Consent Order”) subject to acceptance by the FTC, the approval of which was finalized on April 6, 2022. The FTC Consent Order requires that we undertake specific compliance practices, recordkeeping, monitoring and reporting during its term, which ends on April 6, 2042. Our compliance with the FTC Consent Order may cause us to incur significant expenses or to reduce the availability or effectiveness of our solutions. Failure to comply with the FTC Consent Order could subject us to civil or criminal penalties or other liabilities.

As required by the Consent Order, the Company has provided regular reporting to the FTC regarding its compliance with the Consent Order and timely complied with and responded to all FTC requests for information. In November 2024, the FTC sent the Company notice regarding alleged violations of the Consent Order and a potential FTC enforcement action.

In accordance with ASC 450 Contingencies, a reserve has been accrued by the Company for this matter in the consolidated financial statements. The amount of such reserve is not material to the Company's financial statements.

Note 18 — Related Parties

The following describes certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.

During the three and six months ended June 30, 2025 and 2024, a significant portion of D&B common stock was collectively held by entities affiliated with Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), and Cannae Holdings, Inc. ("Cannae Holdings").

Our Chief Executive Officer Anthony Jabbour is also a member of the board of directors of Paysafe Limited ("Paysafe"), which is an investment held by Cannae Holdings and accounted for as an equity investment. Additionally, William P. Foley, II, our Executive Chairman, has served as Vice-Chairman of Cannae Holdings since May 12, 2025, and previously served as Chairman, Chief Executive Officer and Chief Investment Officer of Cannae Holdings since February 10, 2024 and, prior to that, served as non-executive Chairman of Cannae Holdings. Our director Douglas K. Ammerman has served as non-executive Chairman of the Board of Cannae Holdings since May 12, 2025. Further, our director Richard N. Massey previously served as Chief Executive Officer and a director of Cannae Holdings until February 10, 2024, and as Vice Chairman and a director until June 19, 2024, on which date Mr. Massey ceased to serve as an executive or a director of Cannae Holdings.

In December 2022, Paysafe signed a 63-month lease agreement with D&B for the occupancy of the fourth floor of our headquarters building in Jacksonville, Florida. Total rental payments over the lease term will aggregate to $4.2 million. We recognized expense credit of $0.3 million and $0.7 million for the three and six months ended June 30, 2025, respectively, and $0.4 million and $0.7 million for the three and six months ended June 30, 2024, respectively. We recorded $0.5 million within "Other current assets" as of June 30 2025, and $0.1 million within "Other non-current liabilities" as of both June 30, 2025 and December 31, 2024.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - Continued
(Tabular dollar amounts, except share data and per share data, in millions)
In September 2021, we entered into a 10-year agreement with Paysafe. Pursuant to the agreement, D&B provides data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. In March 2024, we entered into an additional three-year agreement with Paysafe, pursuant to which D&B will provide Paysafe marketing solutions. Both agreements were approved by our Audit Committee. In connection with the agreements associated with Paysafe, we recognized revenue of $2.1 million and $4.7 million for the three and six months ended June 30, 2025, respectively, and $1.5 million and $3.6 million for the three and six months ended June 30, 2024, respectively. As of June 30, 2025 and December 31, 2024, we included a receivable from Paysafe of $0.7 million and $3.5 million, respectively, within "Accounts receivable" and a liability to Paysafe of $3.1 million and $0.5 million, respectively, within "Other accrued and current liabilities."

In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet Holdings, Inc. executives and board members..